Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: A very thoughtful and detailed argument from frmr FCC Chair @rehundt urging for rapid close of the @Sprint & T-Mobile transaction [Info: https://sprint.co/2qXRwBb] https://cnb.cx/34K0n7V

‘Why I urge rapid closing’ on T-Mobile Sprint deal: Former FCC Chair Reed Hundt

Published Mon, Dec 2 2019 1:51 PM EST

Reed Hundt, former FCC chair

KEY POINTS

•	As FCC chair in the 1990s I opposed mergers in radio, among Baby Bells, and later between T-Mobile and AT&T. In 2014, I declined to help Sprint buy T-Mobile.

•	But when this time around Sprint asked if I would advise them on how to close their acquisition by T-Mobile I said, absolutely yes.

•	There is a burgeoning new ecosystem that the post-merger market structure of communications firms will and must create.

•	There’s one other alarming and significant consideration. Our country is falling behind China in realizing the tecnological future.

T-Mobile CEO John Legere (L) speaks as Sprint CEO Marcelo Claure looks on at the New York Stock Exchange, April 30, 2018.

Brendan McDermid | Reuters

As FCC chair in the 1990s I opposed mergers in radio, among Baby Bells, and later between T-Mobile and AT&T. In 2014, I declined to help Sprint buy T-Mobile. But when this time around Sprint asked if I would advise them on how to close their acquisition by T-Mobile I said, absolutely yes.

The reason is that the demands of technological progress have changed remarkably in a few short years. With the conditions imposed by the federal and state governments including limits on consumer prices and job preservation, the new company and its competitors will help cause the long-awaited convergence of computing and communications necessary to stimulate new economic growth and produce new ways for society to benefit from technology.

For decades communications and computing industries have had only limited relationships to each other. Even today for example, most personal computers do not connect directly to a cellular network – only accessing the Internet through embedded Wi-Fi.

On the other hand, fewer than 500 big data centers effectively govern the critical computer calculations of the modern world. These data centers –run by Amazon, Facebook, Google, Microsoft and their Chinese counterparts – transmit massive information over thousands of miles at nearly the speed of light to and from businesses through fiber optic cables.

Yet close to three decades after the Internet became the critical commercial medium, we still do not have really high-speed broadband to every home. Moreover, the concentration of influence in the owners of these data centers justly gives cause for concern.

But the break-out of newly robust competition and innovation is near at hand.

The formula is 5G meets AI, producing brave new world.

“The United States might ban Chinese firms, but whether we like it or not, the rest of the world will not. To keep up with the pace of change in China and compete worldwide, all American firms need distributed connected computing to be pervasively deployed in our country.”

The next evolution in wireless –5G, or the fifth generation of digital wireless technology launched on my watch at the FCC — will expand the data carrying capacity of wireless networks by as much as 1000 times. Millions of sensors – measuring devices with radios – will record the observable world, watching traffic patterns, measuring greenhouse gas emissions, monitoring heart rates, tracking robots in dangerous industrial operations.

Networks built for 5G will gather all this information and transmit it probably less than a mile away, in milliseconds, where computers resembling the big centralized data centers, but at smaller scale, will apply the mathematical calculations generally known as artificial intelligence (AI).

This number-crunching will enable the seemingly magical instructions and predictions that are the essence of AI: redirecting traffic, spotting environmental problems, sending someone to the hospital before the heart attack, making the robots do the hard work.

These services must be created close to where the information is obtained because the results of AI calculations have to be delivered to the point of use in milliseconds – even at the speed of light information cannot be sent thousands of miles, analyzed, and then sent back in time to obtain factory efficiency or save a life.

For this reason, innovators in computing and communications businesses, aware their industries are at last on a collision course, say these mini-data centers are at the “edge” of networks.

This edge, where 5G and AI meet, is new ground for doubling, tripling, probably quadrupling the size of America’s information industries. Barely perceptible now, this new ecosystem would be wide open for competition and innovation.

Big cable, existing wireless firms, and many other new entrants will have tremendous opportunities to create and capture value as they enable distributed connected computing – the name for converged computing and communications. These developments will stimulate cable and fiber-optic firms to build high speed broadband to every residence, as well as generate wireless alternatives.

This is the burgeoning new ecosystem that the post-merger market structure of communications firms will and must create.

There’s one other alarming and significant consideration. Our country is falling behind China in realizing the technological future.

Unlike the era when I was FCC chair, today U. S. firms in all sectors face vigorous competition in global markets from firms in China. Operating under the central government’s direction, Chinese communications firms will roll out 5G to its billion plus people and innumerable businesses. Using AI to create new commercial and consumer applications in their huge domestic market, Chinese firms will learn how to leverage their learning and scale into competing in every other country.

The United States might ban Chinese firms, but whether we like it or not, the rest of the world will not. To keep up with the pace of change in China and compete worldwide, all American firms need distributed connected computing to be pervasively deployed in our country.

For this reason, our platform builders – the communications companies – need to get quickly to the job of building America’s 5G networks. That’s why I urge rapid closing on T-Mobile’s acquisition of Sprint: it is important to propel our economy and society into the era of distributed connected computing in a hurry.

Next week, one of the last remaining hurdles to closing this merger will finally get underway. A handful of US states led by California and New York are suing to try to block the deal which has received all the necessary US government approvals including national security, regulatory, and antitrust. The conditions imposed by these federal agencies and other states which are supporting the merger are constructive and yet another reason T-Mobile and Sprint should be allowed to combine.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.